UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   March 17, 2006                     /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE. INFORMATION CONCERNING THE RISKS INVOLVED MAY BE OBTAINED BY REFERENCE TO THIS DOCUMENT; FURTHER CLARIFICATION, IF REQUIRED, MAY BE SOUGHT FROM THE AGENT OR AN ADVISER REGISTERED UNDER THE SECURITIES LAWS ("THE SECURITIES LAWS") OF BRITISH COLUMBIA, ALBERTA AND SASKATCHEWAN (TOGETHER, THE "PARTICIPATING JURISDICTIONS").

NEITHER THE TSX VENTURE EXCHANGE NOR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED UNDER THIS OFFERING DOCUMENT.

                          SHORT FORM OFFERING DOCUMENT
                                     FORM 4H


Dated:  February 23, 2006

                            ROCHESTER RESOURCES LTD.
                                 (the "Issuer")

                           Suite 400, 535 Howe Street
                       Vancouver, British Columbia V6C 2Z4

                                      AGENT
                          Canaccord Capital Corporation
                           2200 - 609 Granville Street
                              Vancouver, BC V7Y 1H2

                          REGISTRAR AND TRANSFER AGENT
                      Computershare Trust Company of Canada
                               510 Burrard Street
                       Vancouver, British Columbia V6C 3B9

                              Up to 1,000,000 Units
                              Price $0.72 per Unit
                         TOTAL OFFERING: Up to $720,000

This Short Form Offering Document (the "Offering Document") qualifies for distribution up to 1,000,000 units (the "Units") of the Issuer at a purchase price of $0.72 per Unit (the "Offering"). Each Unit consists of one common share in the capital of the Issuer (a "Share") and one transferable common share purchase warrant (a "Warrant"), each whole Warrant entitling the holder to acquire one additional common share (a "Warrant Share") in the capital of the Issuer for a period of two years from the closing of the Offering at an exercise price of $0.80 per Warrant Share. Subject to the approval of the TSX Venture Exchange (the "Exchange"), including meeting the minimum distribution requirements, the Issuer intends to list the Warrants for trading on the Exchange. There is no minimum subscription for this Offering.

                                                                             AGENT'S           NET PROCEEDS TO THE
                            NUMBER OF UNITS      PRICE PER UNIT (1)        COMMISSION(2)            ISSUER (3)
                            ---------------      ------------------     ------------------     -------------------

Per Unit                           1                    $0.72                 $0.072                  $0.648

Maximum Offering:              1,000,000               $720,000               $72,000                $648,000
                               =========                =======                ======                 =======

(1) The price of the Units offered has been established by negotiation between the Issuer and Canaccord Capital Corporation (the "Agent").

(2) Pursuant to an agency agreement between the Issuer and the Agent dated for reference February 21, 2006 (the "Agency Agreement"), the Issuer has agreed to pay to the Agent a cash commission equal to 10% of the gross proceeds raised under the Offering. The Agent will also be paid a corporate finance fee payable by the issuance of an aggregate of 25,000 common shares (the "Corporate Finance Shares") in the capital of the Issuer. In addition, the Issuer will issue to the Agent a non-transferable common share purchase warrant (the "Agent's Warrant") entitling the Agent to purchase up to such number of common shares (the "Agent's Warrant Shares") in the capital of the Issuer as is equal to 10% of the aggregate number of Units sold under the Offering for a period of two years from the closing of the Offering at an exercise price of $0.80 per Warrant Share. The Issuer will also pay to the Agent an administration fee (the "Administration Fee") of $7,500 and all of the expenses incurred by the Agent in connection with the Offering. See "Plan of Distribution".
(3) Before deducting the costs of this Offering, estimated to be $72,500, which consists of the Administration Fee and includes the Agent's expenses and the Issuer's legal, accounting and other offering expenses. See "Use of Proceeds".

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below (the "Incorporated Documents") which are incorporated by reference into this Offering Document. The Incorporated Documents must be read together with the Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The Incorporated Documents are not contained within, or attached to, the Offering Document and will be provided by the Issuer, at no charge, upon request. Alternatively, the Incorporated Documents may be accessed by the reader of the Offering Document at the following locations:

                                                                                                   LOCATION AT
                                                                                                   WHICH DOCUMENT
TYPE OF DOCUMENT                                                           DATE OF DOCUMENT        CAN BE ACCESSED
----------------                                                           ----------------        ---------------

Material Change Report                                                     February 21, 2006(1)    www.sedar.com

News Release                                                               February 21, 2006(1)    www.sedar.com

Annual Information Form                                                    February 20, 2006(1)    www.sedar.com

Technical Report on the Mina Real Property dated January 22, 2006          January 22, 2006(1)     www.sedar.com
prepared by Victor Jaramillo, M.Sc. (A), P.Geo

Consent of Victor Jaramillo, M.Sc. (A), P.Geo to filing of Technical       January 22, 2006(1)     www.sedar.com
Report on the Mina Real Property

Audited Annual Financial Statements                                        May 31, 2005(1)         www.sedar.com

MD&A                                                                       May 31, 2005(1)         www.sedar.com


(1) All documents may be viewed by visiting the Issuer's registered and records office during normal business hours at Suite 1305 -1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 or electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") by arrangement with a filing service user registered under the SEDAR system or through the SEDAR website at WWW.SEDAR.COM.

Any material change report or other continuous disclosure document filed with the securities regulatory authorities in the Participating Jurisdictions subsequent to the date on which this Offering Document is certified and prior to a purchaser entering into an agreement of purchase and sale under this Offering Document (a "Subsequently Triggered Report") will be deemed to be incorporated by reference into this Offering Document.

Securities offered by this Offering Document are being offered under an exemption from prospectus requirements. Subscribers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus.

The information contained in this Offering Document as well as the information contained in the Incorporated Documents or any Subsequently Triggered Report are accurate as of the date of the respective document. To the extent that there are conflicts between information in this Offering Document and an Incorporated Document, the information in this Offering Document should be relied upon. To the extent that there are conflicts between information in this Offering Document and information in any Subsequently Triggered Report, the information in the Subsequently Triggered Report should be relied upon.

The Incorporated Documents contain meaningful and material information relating to the Issuer and prospective purchasers of the Units should review all Incorporated Documents before making an investment decision.

Subscribers for Units hereunder may be required to pay commissions at the rates charged by their brokers.

This Offering Document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Issuer which involve risks and uncertainties. These risks and uncertainties may cause the Issuer's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of demand for air and rail freight services and market acceptance of the Issuer's services. Investors are also directed to consider the other risks and uncertainties under the heading "Risk Factors" herein.

                                TABLE OF CONTENTS

PLAN OF DISTRIBUTION...........................................................1
   THE OFFERING................................................................1
   APPOINTMENT OF AGENT........................................................1
   EXEMPTIONS..................................................................2

USE OF PROCEEDS................................................................4
   FUNDS AVAILABLE.............................................................4
   PRINCIPAL PURPOSES..........................................................4

BUSINESS OF THE ISSUER.........................................................5
   GENERAL.....................................................................5
   MINA REAL PROPERTY..........................................................5

RISK FACTORS...................................................................8
   RISKS RELATING TO THE BUSINESS OF THE ISSUER................................8
   RISKS RELATING TO THE OFFERING.............................................12
   OTHER RISKS................................................................13

ACQUISITIONS..................................................................13

CORPORATE INFORMATION.........................................................14

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES.....14
   CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES...............................15
   PENALTIES OR SANCTIONS.....................................................15
   PRINCIPAL SHAREHOLDERS.....................................................15

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER..................................15

SECURITIES OF THE ISSUER HELD IN ESCROW.......................................16

PARTICULARS OF ANY OTHER MATERIAL FACTS.......................................17
   LEGAL PROCEEDINGS..........................................................17
   OTHER PROPERTIES...........................................................17
   FINANCIAL POSITION.........................................................17
   OTHER MATERIAL FACTS.......................................................17

CONTRACTUAL RIGHTS OF ACTION..................................................17

CONTRACTUAL RIGHTS OF WITHDRAWAL..............................................17

CERTIFICATE OF THE ISSUER....................................................C-1

CERTIFICATE OF THE AGENT.....................................................C-2

                              PLAN OF DISTRIBUTION

THE OFFERING

The Issuer, through its Agent, Canaccord Capital Corporation, offers up to 1,000,000 Units at the offering price of $0.72 per Unit. Each Unit consists of one Share and one Warrant, each Warrant being exercisable to acquire one additional common share for a period of two years following the closing of the Offering at an exercise price of $0.80 per share. Subject to the approval of the Exchange, including meeting the minimum distribution requirements, the Issuer intends to list the Warrants for trading on the Exchange. There is no minimum subscription for this Offering.

The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day, as determined by the Agent and the Issuer within a period of 60 days from the date of acceptance of this Offering Document by the Exchange (the "Offering Day"). The closing of the Offering (the "Closing") is anticipated to take place on the day which falls five days after the Offering Day. THIS DISTRIBUTION IS BEING MADE ONLY TO RESIDENTS OF BRITISH COLUMBIA, ALBERTA AND SASKATCHEWAN AND SUCH OTHER JURISDICTIONS WHERE THE UNITS MAY LAWFULLY BE SOLD.

The Warrants will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares of the Issuer, the payment of stock dividends or the reorganization or amalgamation of the Issuer.

APPOINTMENT OF AGENT

Pursuant to the Agency Agreement, the Agent has agreed to act as agent of the Issuer to offer for sale, on a commercially reasonable efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement. The Agent will receive a cash commission of 10% of the gross proceeds of the Offering, a corporate finance fee payable by the issuance of an aggregate of 25,000 Corporate Finance Shares, and an Agent's Warrant entitling it to purchase up to that number of Agent's Warrant Shares at an exercise price of $0.80 per share for a period of two years from the closing date. The Issuer has also agreed to pay to the Agent an Administration Fee of $7,500.

The Agent will solicit subscriptions for Units only in the provinces of Alberta, British Columbia and Saskatchewan and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed broker dealers, brokers and investment dealers who may or may not be offered part of the commission or Agent's Warrants derived from this Offering. THE PURCHASERS OF ANY UNITS UNDER THE OFFERING MAY BE REQUIRED TO PAY COMMISSIONS AT THE RATES CHARGED BY THEIR BROKERS.

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Issuer or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets.

The Issuer has granted the Agent a right of first refusal to provide any brokered equity financing, or brokered financing of securities convertible into equity, to the Issuer for a period of 12 months from the Closing.

The "Professional Group" (defined as a group consisting of the Agent, any employee, partner, officer, director and affiliate of the Agent; and any associated party of all such persons or companies or the Agent) beneficially owns, directly or indirectly, 82,722 common shares of the Issuer. The Agent also owns an aggregate of 4,500 common share purchase warrants of the Issuer and a warrant that entitles the Agent to acquire 150,000 common shares of the Issuer and 75,000 common share purchase warrants of the Issuer.

EXEMPTIONS

The Units in this Offering are being distributed pursuant to Part 5 of National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") of the Canadian Securities Administrators which become effective on September 14, 2005 and which provides an exemption from the prospectus requirements of the British Columbia, Alberta and Saskatchewan Securities Acts and the rules and regulations thereto on the terms contained in NI 45-106.

In order to rely on the exemption provided in NI 45-106, the following provisions will apply to the Offering:

(a)      the  Issuer  has  filed  an  annual   information  form  ("AIF")  in  a
         jurisdiction of Canada;

(b)      the Issuer is a SEDAR filer;

(c) the Issuer is a reporting issuer in a jurisdiction of Canada and has filed with the securities regulatory authority of that jurisdiction:

         (i)      an Exchange offering document;

         (ii)     all   documents   required  to  be  filed   under   securities
                  legislation of that jurisdiction; and

         (iii)    any Subsequently Triggered Report.

(d) the distribution is of listed securities or units consisting of listed securities and warrants;

(e) the Issuer has filed with the Exchange an Exchange offering document in respect of the distribution that:

         (i) incorporates by reference the following documents of the Issuer filed with the securities regulatory authority in any jurisdiction of Canada:

                  (A)      the AIF;

                  (B) the most recent annual financial statements and, for financial years starting on or after January 1, 2004, the MD&A relating to those financial statements;

                  (C) all unaudited interim financial statements and, for financial years starting on or after January 1, 2004, the MD&A relating to those financial statements, filed after the date of the AIF but before or on the date of the Exchange offering document;

                  (D) all material change reports filed after the date of the AIF but before or on the date of the Exchange offering document; and

                  (E) all documents required under NI 43-101 and NI 51-101 filed on or after the date of the Exchange offering document.

         (ii)     deems  any  Subsequently   Triggered  Report  required  to  be
                  delivered to a purchaser under this Part to be incorporated by reference;

         (iii) grants to purchasers contractual rights of action in the event of a misrepresentation, as required by the Exchange policy;

         (iv) grants to purchasers contractual rights of withdrawal, as required by the Exchange policy; and


         (v)      contains all the certificates required by the Exchange policy.

(f)      the distribution is conducted in accordance with the Exchange policy,

(g) the Issuer or the underwriter delivers the Exchange offering document and any Subsequently Triggered Report to each purchaser:

         (i) before the Issuer or the underwriter enters into the written confirmation of purchase and sale resulting from an order or subscription for securities being distributed under the Exchange offering document; or

         (ii) not later than midnight on the 2nd business day after the agreement or purchase and sale is entered into.


(h) the listed securities issued under the Exchange offering document, when added to the listed securities of the same class issued under prior Exchange offerings do not exceed:

         (i) the number of securities of the same class outstanding immediately before the Issuer distributes securities of the same class under the Exchange offering document; or

         (ii) the number of securities of the same class outstanding immediately before a prior exchange offering.

(i) the gross proceeds under the Exchange offering document, when added to the gross proceeds from prior Exchange offerings do not exceed $2 million;

(j) no purchaser acquires more than 20% of the securities distributed under the Exchange offering document; and

(k) no more than 50% of the securities distributed under the Exchange offering document are subject to a restricted hold period as set out in section 2.5 of National Instrument 45-102 - RESALE OF SECURITIES ("NI 45-102").

Pursuant to section 2.5 of NI 45-102, the following securities will be subject to a four-month hold period:

          (a) all securities acquired by a purchaser who is, at the time of closing, an insider or promoter of the Issuer (as defined in applicable securities legislation), the Agent, or a member of the Agent's Professional Group (as defined in National Instrument 33-105 UNDERWRITING CONFLICTS); and

          (b) all securities acquired by any purchaser in excess of $40,000.

                                 USE OF PROCEEDS

FUNDS AVAILABLE

The following table provides a brief summary of the expected funds available to the Issuer, assuming completion of the entire Offering, but before exercise of any Warrants and the Agent's Warrants:
                                                                      ASSUMING
                                                                       ENTIRE
                                                                      OFFERING
                                                                     ----------

Gross proceeds from Offering                                        $   720,000

Agent's commission                                                       72,000

Administration Fee                                                        7,500

Payment of Agent's expenses                                              25,000

Payment of Issuer's expenses in connection with the Offering             40,000
                                                                     ----------
Net proceeds from Offering                                              575,500

Working capital as at January 31, 2006                                2,340,348
                                                                     ----------
FUNDS AVAILABLE                                                     $ 2,915,848
                                                                     ==========
PRINCIPAL PURPOSES

The following table provides a description of each of the Principal Purposes for which the funds available will be used:

PRINCIPAL PURPOSE                                                      AMOUNT
-----------------                                                    ----------

Complete the Phase 1 work program on the Mina Real property, consisting of diamond drilling and 500 metres of exploration
drifting(1)                                                         $   567,000

Phase 2 work program on the Mina Real property(2)                     1,364,149

New property investigations and acquisitions                            100,000

Property Option Payments(3)                                             517,538

Working capital including corporate overhead                            367,161
                                                                     ----------
TOTAL                                                               $ 2,915,848
                                                                     ==========

(1)      Please see  "Business  of the  Issuer - Mina Real  Property - 2006 Work
         Program: Mina Real Property - Phase 1" for a full description of the work to be conducted under the Phase 1 work program on the Mina Real property.

(2)      Please see  "Business  of the  Issuer - Mina Real  Property - 2006 Work
         Program: Mina Real Property - Phase 2" for a full description of the work that may be conducted under the Phase 2 work program on the Mina Real property.

(3) Allows for the payment and possible prepayment by the Company of minimum monthly option payments on the Mina Real Property of US$75,000 (Cdn$86,256) per month, scheduled to commence on or about July 1, 2006. Please see the section entitled "General Development of the Business - Three Year History: Significant Acquisitions/Dispositions" of the Annual Information Form of the Company dated February 20, 2006 for a description of the property option payments on the Mina Real Property.

The Issuer intends, in the event the maximum amount under the Offering is not completed, to spend the funds available in the priority and order listed in the above table.

Although it is the Issuer's intention to apply the funds available as set forth above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.


                             BUSINESS OF THE ISSUER

GENERAL

The Issuer is a development-stage company that is in the business of acquiring, exploring and developing mineral resource properties, principally gold and silver properties in Mexico. Properties under consideration for acquisition must meet the Issuer's criteria for near term production and must also hold significant exploration potential.

In January 2006, the Issuer acquired an interest in the gold/silver Mina Real Property, which the Issuer intends to focus its exploration and development activities on during 2006. The Issuer acquired an interest in this property as it meets the Issuer's criteria for near term production. The Issuer expects that this property can be brought into production in the very near term, subject to the results from its initial work program.

MINA REAL PROPERTY

The following information pertaining to the Mina Real Property is based, in part, upon a technical report dated January 22, 2006 entitled "The Mina Real Gold-Silver Property" (the "Technical Report") prepared by Mr. Victor Jaramillo, M.Sc.(A), P.Geo, the Issuer's "Qualified Person" for the purposes of NI 43-101. The Technical Report is incorporated herein by reference and the full text is available on SEDAR at www.sedar.com.

The Mina Real Property is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 kilometers southeast from the city of Tepic and within the Santa Maria del Oro District, State of Nayarit, Mexico. It comprises four mineral claims that total approximately 3,377.33 hectares. The mineral rights to 2,387 hectares of these concessions are currently owned by a Mexican company "Desarrollos Mineros de Occidente" (DMO), a subsidiary of ALB Holdings Ltd. ("ALB"), a Canadian private company at arms length to the Issuer. DMO intends to transfer these concessions to Mina Real, a new recently incorporated Mexican corporation formed to hold the Mina Real Property. Mina Real holds two adjoining claims totaling an additional 990 hectares. The surface rights to these properties are held mainly by local farmers, and therefore negotiations are required in order to gain access to the property in order to build roads, drill pads, and dig trenches.

The Mina Real Property is an advanced property on which the owner has spent over US$3 million to fund the initial high-risk exploration and development costs, including over 1,500 meters of mine development, involving five separate drifts at different elevations ranging from the 1,140 meter elevation to the 1,260 meter elevation as set out in the following diagram of the underground workings:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

        Omitted graphic is diagram of of the underground workings showing levels 1115 through level 1260 and the tunnels, etc.


In April through June of 2005, approximately 4,400 tonnes of gold-silver bearing quartz material was mined from the aforenoted segment of the Florida Vein structure.

Access is good to the mine location through 2.5 kilometers of recently developed road with water and power sources close to the proposed site for construction of an initial milling operation capable of processing 200-300 tonnes per day.

To date four veins have been identified on the Mina Real Property. The Florida quartz veins 1, 2 and 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling. Initial development at the property consists of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system.

Recent geological field work, such as geological mapping, limited trenching and drill core examination, indicate that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area and may have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit. Though there has been limited diamond drilling on the property one hole, F2-03, was drilled through the lower levels of the area designated by the above workings diagram. All three veins were intersected at elevations below the lowermost development adits with intersections ranging in width from 1.1 to 2.5 meters with grades of 0.52 g/t Au and 93.54 g/t Ag in the first vein, 12.73 g/t Au and 172 g/t Ag in the second vein and 5.50 g/t Au and 171 g/t Ag in the third vein.

As part of its due diligence at the Mina Real Property, Mr. Jaramillo, the author of the Technical Report has taken 51 chip vein samples, 1 grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples were assayed. Some highlights of the underground chip vein samples taken include:

--------------------------------------------------------------------------------
SAMPLE NO.     VEIN          WIDTH     GOLD   SILVER   DESCRIPTION
                              (M)     (G/T)   (G/T)
--------------------------------------------------------------------------------

 387322      Florida 3       1.00      8.4     226     Quartz Vein Level 260
 387324      Florida 3       0.98      9.62     67.2   Quartz Vein Level 260
 387325      Florida 3       1.07     11.5     123     Quartz Vein Level 260
 387334      Florida 2       0.70      2.44    848     Quartz Vein Level 210
 387339      Florida 3       2.10      9.61    202     Quartz Vein Level 160
 387342      Florida 3       1.30     14.25    260     Quartz Vein Level 160
 387362      Florida 2       1.55      6.27    501     Quartz Vein Level 185
 387367      Florida 2       1.10     14.55    336     Quartz Vein Level 185
 387369      Florida 3       1.60      9.15    119     Quartz Vein Level 185
 387393      Florida 3       0.80     16.80    115     Quartz Vein Level 140
 387397      Florida 3       1.13      4.66    723     Quartz Vein Level 140
 387398      Tajo Cuates     1.70      2.77   1330     Quartz Vein 1 - Main adit
--------------------------------------------------------------------------------

A vein system called Tajos Cuates, located just south of the Florida Veins, has also been visited and sampled by the Issuer's qualified person. The vein where sampled has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. The vein appears to be a large zone of secondary enrichment. The assay returned 2.77 g/t Au and 1,330 g/t Ag.

The Mina Real Property has no mineral resources or mineral reserves which are compliant with the reporting requirements of National Instrument 43-101

The following surface and underground exploration program at an estimated cost of US$1,679,260 (which based on an exchange rate of Cdn$0.8695 to US$1.00, is equivalent to approximately Cdn$1,931,149) was recommended by Mr. Jaramillo:

     -   geological  mapping,  trenching  sampling
     -   access road and drill pad construction
     -   1,600 meters of HQ3 diamond drilling on selected targets
     -   3,000 meters in exploration development (drifting)

2006 WORK PROGRAM: MINA REAL PROPERTY

The Issuer plans to proceed with the recommended work program at an aggregate acquisition cost of US$1,679,260 (Cdn$1,931,149) as recommended in the Technical Report, commencing as soon as possible. The Issuer has broken down the recommended work program into two Phases as follows:

PHASE 1: ESTIMATED COST:  CDN$567,000

     - Continuation of the underground development program which should see approximately 500 additional meters of drifts, raises and ramps developed over a two month period.
     - Complete a 1,600 meter initial drill program to test high grade vein outcroppings located in the Tajos Cuates structure.
     -   Obtain environmental approvals for mill.

The initial work under Phase 1 of the work program is expected to start upon the closing of this Offering. The diamond drill program and underground drifting are each estimated by the issuer to take about two months to complete. The Issuer has obtained all permits to allow the Phase 1 work program to commence. A contractor for the exploration drifting has been sourced, but as of the date of this Offering Document a drill contractor has not been identified. While the Issuer does not anticipate delays in obtaining a drill contractor, the implementation of the drill program could be delayed if a rig is not contracted.

PHASE 2: ESTIMATED COST: CDN$1,364,149

At the completion of Phase 1 of the work program, the Issuer will have remaining a recommended work program budgeted at $1,364,149, principally for exploration drifting of 2,500 meters as set out in the Technical Report.

At the completion of Phase 1 of the work program the Issuer will assess the results and either continue with the underground work program or if the results are sufficiently positive make a decision to defer the balance of the recommended exploration drifting and proceed to complete costing and planning to assess the feasibility of establishing a 200-300 tonne per day conventional cyanidation plant, the cost for which would be funded from the Issuer's available working capital.


                                  RISK FACTORS

Investment in the Units offered under this Offering Document involves a significant degree of risk. The following risk factors are material to a potential investor and should be reviewed in their entirety, together with other information contained elsewhere in this Offering Document.

RISKS RELATING TO THE BUSINESS OF THE ISSUER

The financing and exploration and development of any of the Issuer's properties is subject to a number of factors including commodity prices, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Issuer operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Issuer's operations and business.

The Issuer has, in the past, conducted business in the petroleum and natural gas industry and computer software industry. As of the date of this Offering Document, the Issuer no longer is active in these industries, and instead currently conducts mineral exploration activities. The following is a brief discussion of those distinctive or special characteristics of the Issuer's operations and industry which may have a material impact on, or constitute risk factors in respect of the Issuer's future financial performance:

THE ISSUER'S PROPERTIES ARE LOCATED IN MEXICO AND ARE SUBJECT TO CHANGES IN POLITICAL CONDITIONS AND REGULATIONS.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Issuer's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by Secretaria del Medio Ambiente, Recursos Naturales y Pesca ("SEMARNAP"), Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the Comision National del Aqua with respect to water rights. The Issuer's mineral exploration and any future mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Issuer's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The Issuer does not carry political risk insurance.

In addition, the Issuer's properties may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

THE BUSINESS OF EXPLORATION FOR MINERALS AND MINING INVOLVES A HIGH DEGREE OF RISK, AS FEW PROPERTIES THAT ARE EXPLORED ARE ULTIMATELY DEVELOPED INTO PRODUCING MINES

Continued exploration of the Issuer's project depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Issuer's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Issuer's control.

Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold ("Au"), silver ("Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Issuer may not be able to raise sufficient funds for development. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.

The Issuer does not have producing mines at this time. Properties on which mineral reserves are not found will have to be discarded causing the Issuer to write each respective property off thus sustaining a loss.

NO ASSURANCE CAN BE GIVEN REGARDING THE COMMERCIAL VIABILITY OF MINERAL DEPOSITS

No assurance can be given that any particular level of recovery of minerals will in fact be realized or will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by the mining and processing of bulk samples or drilling results, and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

The Issuer has engaged expert independent technical consultants to advise it with respect to the potential of its various mineral property interests and project engineering, among other things. The Issuer believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Issuer may experience delays and increased costs in developing its properties.

THE ISSUER MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Issuer has under option mineral claims or concessions which constitute the Issuer's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In those jurisdictions where the Issuer has property interests, the Issuer makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The boundaries of some of the Issuer's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Issuer is not aware of challenges to the location or area of its unpatented mining claims. The Issuer does not have title to the surface rights to the Mina Real Property. The surface rights to the property are mostly held by local farmers. The Issuer will need to enter into agreements with the holders of the title to the surface rights in order to obtain such surface rights to the property. There can be no assurance that these surface rights will be secured on terms acceptable to the Issuer.

MEXICO IS A DEVELOPING COUNTRY AND OBTAINING FINANCING OR FINDING OR HIRING QUALIFIED PEOPLE OR OBTAINING ALL NECESSARY SERVICES FOR THE ISSUER'S OPERATIONS IN MEXICO MAY BE DIFFICULT

The Issuer's principal project is located in Mexico, which is a developing country, and it may be difficult for the Issuer to obtain necessary financing for its planned exploration or development activities in Mexico. The Issuer also plans to hire some of its employees or consultants in Mexico to assist the Issuer to conduct its operations in accordance with local laws in Mexico. The Issuer also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Issuer may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Issuer to conduct its operations in Mexico.

THE ISSUER'S ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL REGULATIONS

The operations of the Issuer are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Issuer's activities are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submission to SEMARNAP. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Issuer must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

AMENDMENTS TO CURRENT LAWS, REGULATIONS AND PERMITS GOVERNING ACTIVITIES OF MINERAL EXPLORATION COMPANIES OR MORE STRINGENT IMPLEMENTATION THEREOF COULD REQUIRE INCREASES IN EXPLORATION EXPENDITURES, OR REQUIRE DELAYS IN EXPLORATION OR ABANDONMENT OF NEW MINERAL PROPERTIES

Compliance with new requirements could impose costs on the Issuer in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Issuer might undertake. Also, the Issuer may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

THE VOLATILITY OF THE PRICE OF GOLD AND SILVER COULD HAVE AN IMPACT ON THE ISSUER'S FUTURE OPERATIONS

The commercial feasibility of the Issuer's properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold, silver and other precious metals. The price of gold and silver may also have a significant influence on the market price of the Issuer's common shares and the value of the Issuer's properties. A reduction in the price of gold or silver may prevent the Issuer's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low metal prices.

THE ISSUER HAS LIMITED FINANCIAL RESOURCES AND IF THE ISSUER IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE ISSUER'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE ISSUER MAY FAIL.

The Issuer's options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Issuer is presently carrying out exploration and development work with the objective of establishing an economic body of ore. If the Issuer's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Issuer are the sale of equity capital, the exercise of warrants and options or the offering by the Issuer of an interest in the mineral claim to be earned to another party or parties. If the Issuer is unable to secure additional funding, the Issuer may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

BECAUSE THE ISSUER HAS LIMITED FINANCIAL RESOURCES AND HAS NOT GENERATED ANY REVENUE FROM ITS OPERATIONS, AN INVESTMENT IN THE ISSUER'S COMMON SHARES MAY BE WORTHLESS.

The Issuer has limited financial resources, has a history of losses, has no immediate source of operating cash flow and has not generated any revenues from its existing mineral interests. Any further additional equity financing undertaken by the Issuer would cause dilution to its shareholders.

THE PRICE OF THE ISSUER'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE ISSUER'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE ISSUER'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Issuer's common shares fluctuated from a high of $0.90 to a low of $0.30 during the 12-month period ending January 31, 2006. Continued price fluctuations will have a significant impact on the Issuer's ability to complete equity financings.

THE ISSUER'S OPERATION IN MEXICO SUBJECTS THE ISSUER TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE ISSUER'S EXPENSES AND, IN THE EVENT THE ISSUER ACHIEVES PROFITABILITY, REDUCE THE ISSUER'S PROFITABILITY

The Issuer's operation in Mexico makes it subject to foreign currency fluctuation and such fluctuation may adversely affect the Issuer's financial position and results. The Canadian dollar varies under market conditions. The Issuer maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The currency exchange rate between U.S. dollars and

Canadian dollars fluctuated between US$0.7872 and US$0.8690 for one Canadian dollar during 2005. The Issuer does not currently engage in hedging activities.

THE ISSUER IS DEPENDENT ON KEY PERSONNEL AND THE ABSENCE OF ANY OF THESE INDIVIDUALS COULD RESULT IN A SIGNIFICANTLY NEGATIVE EFFECT ON THE ISSUER

The Issuer strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Issuer's operations expand, additional general management resources will be required, especially if the Issuer encounters risks that are inherent in doing business in foreign countries. The Issuer is dependent, in particular, on Douglas Good, President and CEO of the Issuer, the experience and expertise of its board of directors and advisory committee, and the expertise and experience of Mr. Alfredo Parra the current President of Mina Real S.A. de C.V., the private Mexican company formed to hold the Mina Real property. The Issuer does not maintain key-man life insurance on any personnel. If the services of the Issuer's management and key personnel were lost, it could have a material adverse effect on future operations.

THE ISSUER IS IN COMPETITION WITH OTHER MINING COMPANIES THAT HAVE GREATER RESOURCES AND EXPERIENCE

The mineral exploration and development business is intensely competitive, and the Issuer competes with other exploration and mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Issuer. Such competition may result in the Issuer being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Issuer's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Issuer's results of operation and business.

THE ISSUER MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE ISSUER DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE ISSUER'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Issuer

THE ISSUER'S SHAREHOLDERS WILL EXPERIENCE DILUTION FROM THE EXERCISE OF STOCK OPTIONS

The Issuer may in the future grant to some or all of its directors, officers, insiders and key employees additional options to purchase the Issuer's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the Exchange, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Issuer will be subject to additional dilution.

THE ISSUER DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES

The Issuer has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Issuer's Board of Directors, which may never declare cash dividends on the Issuer's common stock. Investors cannot expect to receive a dividend on the Issuer's common shares in the foreseeable future, if at all.

LACK OF LIQUIDITY

Persons purchasing shares of the Issuer may not be able to easily sell their shares.

RISKS RELATING TO THE OFFERING

ADDITIONAL FINANCING

There can be no assurance that the Issuer will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Issuer with the possible dilution or loss of such interests. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

OFFERING PRICE

The price of the Units offered hereunder was determined by negotiation between the Issuer and the Agent, and may not reflect the actual value of the Issuer's securities.

PRICE FLUCTUATIONS & SHARE PRICE VOLATILITY

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Issuer, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Issuer's common shares on the Exchange in the future cannot be predicted.

DIVIDENDS

Investors cannot expect to receive a dividend on the Issuer's common shares in the foreseeable future.

DILUTION

The financial risk of the Issuer's future activities will be borne to a significant degree by holders of its common shares. If the Issuer issues treasury shares for financing purposes, control of the Issuer may change and shareholders may suffer dilution.

OTHER RISKS

CONFLICTS OF INTEREST

The directors and officers of the Issuer will not be devoting all of their time to the affairs of the Issuer. Conflicts of interest may arise among the members of the board of directors and such conflicts may cause the Issuer to enter into transactions on terms which are not beneficial to the Issuer

Certain of the Issuer's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Issuer may enter into a transaction on terms which place the Issuer in a worse position than if no conflict existed.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

The Issuer has no specific internal policy governing conflicts of interest.


                                  ACQUISITIONS

In January 2006, the Issuer acquired an interest in the gold/silver Mina Real Property, which the Issuer intends to focus its exploration and development activities on during 2006. See "Business of the Issuer - Mina Real Property".

The Issuer does not intend to finance any new acquisitions from the proceeds of this Offering.


                              CORPORATE INFORMATION

The Issuer has an authorized share capital that consists of an unlimited number of common shares without par value, of which an aggregate of 7,267,735 common shares are issued and outstanding at the date hereof.

Each common share entitles the holder to one vote at all meetings of the shareholders. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the Board of Directors of the Issuer may by resolution determine. In the event of liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.


    DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table provides select information regarding the directors, officers and promoters of the Issuer:

                                                     NUMBER OF
FULL NAME AND                                        COMMON SHARES
MUNICIPALITY OF             DIRECTOR(1)/             OWNED UPON
RESIDENCE AND POSITION      OFFICER                  COMPLETION OF            PRINCIPAL OCCUPATION DURING
WITH THE ISSUER             SINCE                    OFFERING(2)              THE PAST FIVE YEARS
-----------------------     ----------------         --------------           ------------------------------------

DOUGLAS GOOD,               Nov. 25, 2005            100,000 (1.4%)           Corporate director and executive of
New Westminster, BC                                                           various public and private companies
PRESIDENT, CEO, CFO AND                                                       in the healthcare, software, mining
DIRECTOR                                                                      and automotive industries.

WILLIAM LEE,(3)             September 8, 1995         32,650 (0.45%)          Chartered Accountant; Chief Financial
Delta, BC                                                                     Officer of Jinshan Gold Mines Inc.
DIRECTOR                                                                      January 2006 - present; Business
                                                                              Analyst, Ivanhoe Energy Inc. and
                                                                              Ivanhoe Mines Ltd., July 2004 -
                                                                              December 2005; Chief Financial
                                                                              Officer, IMA Exploration Inc. 1996 -
                                                                              April 2004.

ANDREW CARTER,(3)           October 15, 2003          35,000 (0.48%)          President of Tinka Resources Ltd.
North Vancouver, BC                                                           from Feb. 2003 to present.
DIRECTOR                                                                      Businessman and independent corporate
                                                                              consultant.



                                                     NUMBER OF
FULL NAME AND                                        COMMON SHARES
MUNICIPALITY OF             DIRECTOR(1)/             OWNED UPON
RESIDENCE AND POSITION      OFFICER                  COMPLETION OF            PRINCIPAL OCCUPATION DURING
WITH THE ISSUER             SINCE                    OFFERING(2)              THE PAST FIVE YEARS
-----------------------     ----------------         --------------           ------------------------------------


GIL LEATHLEY,               January 17, 2006          80,000 (1.1%)           Independent consultant to several
West Vancouver, BC                                                            senior and junior mining companies
DIRECTOR                                                                      since 2000.

HARVEY LIM,                 September 8, 1995         45,500 (0.6%)           Chartered Accountant; Controller of
Burnaby, BC                                                                   Chase Management Ltd.
CORPORATE SECRETARY


(1) Each director holds office until the next annual meeting of shareholders of the Issuer or until his successor is appointed, unless such office is vacated in accordance with the articles of the Issuer or in accordance with the BRITISH COLUMBIA BUSINESS CORPORATIONS ACT.
(2) The information as to shares beneficially owned, not being within the knowledge of the management of the Issuer, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Issuer's transfer agent. These post-Offering shareholdings presume no participation by the individual in the Offering and that no Warrants or Agent's Warrants are exercised.
(3)  Denotes member of the Audit Committee

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as set out below, no current director, officer or promoter of the Issuer is, or within five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the Issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

In approximately 2002, Douglas Good was engaged as a Director and Officer of ComWest Capital Corp. (formerly Dynasty Motorcar Corporation) ("ComWest") to assist in the reorganization of ComWest's financial affairs. This financial reorganization was made by way of a proposal under the Bankruptcy and Insolvency Act (Canada) that was approved by the creditors and ultimately the Supreme Court of British Columbia on September 25, 2002. The proposal was certified by the trustee as being fully performed on February 18, 2003. Full particulars of this matter can be found on SEDAR under "ComWest Capital Corp."

PENALTIES OR SANCTIONS

No current director, officer or promoter of the Issuer has, within the ten years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Issuer's directors and officers, there are no persons or companies who or which beneficially own, directly or indirectly, or exercise control or direction over 10% or more of the Issuer's common shares .

                  OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

The following table provides select information regarding the options and share purchase warrants to acquire securities of the Issuer granted to insiders or promoters of the Issuer as at the date hereof:
                                               EXERCISE
NAME               SECURITY       NUMBER         PRICE         EXPIRY DATE
-------------      --------       -------      --------        -----------------
Andrew Carter      Options         27,500        $0.50         November 10, 2008
                   Options         27,500        $0.62         January 17, 2009
                   Warrants         2,500        $1.50         February 2, 2007
                   Warrants        15,000        $0.65         January 16, 2008

Gil Leathley       Options         30,000        $0.50         November 10, 2008
                   Options         30,000        $0.62         January 17, 2009
                   Warrants        40,000        $0.65         January 16, 2008

William Lee        Options         27,500        $0.50         November 10, 2008
                   Options         17,500        $0.62         January 17, 2009
                   Warrants         2,500        $1.50         February 2, 2007
                   Warrants        10,000        $0.65         January 16, 2008

Harvey Lim         Options         27,500        $0.50         November 10, 2008
                   Options         22,500        $0.62         January 17, 2009
                   Warrants        20,000        $0.65         January 16, 2008

Douglas Good       Options         60,500        $0.50         November 10, 2008
                   Options        192,500        $0.62         January 17, 2009
                   Warrants        50,000        $0.65         January 16, 2008

The Issuer has not granted any stock options to employees. The Issuer has granted an aggregate of 107,000 stock options to persons other than insiders, promoters or employees of the Issuer. An aggregate of 47,000 of such stock options are exercisable at a price of $0.50 per share, of which 22,000 expire on January 4, 2007 and 25,000 expire on November 10, 2008. The balance of 60,000 stock options are exercisable at a price of $0.62 per share and expire on January 17, 2009.

The Issuer has issued an aggregate of 2,684,500 common share purchase warrants to persons others than insiders, promoters or employees. An aggregate of 142,500 of these warrants are exercisable at a price of $3.10 per share and expire on March 4, 2006; an aggregate of 177,000 are exercisable at a price of $2.00 per share and expire on February 2, 2007 and an aggregate of 2,365,000 are exercisable at a price of $0.65 per share and expire on January 16, 2008. The Agent holds an aggregate of 4,500 of the warrants that expire on February 7, 2007 which are exercisable at a price of $2.00 per share.

The Agent also holds a non-transferable warrant that entitles it to purchase 150,000 units of the Company at a price of $0.50 per unit at any time until January 16, 2008. Each unit consists of one common share in the capital of the Company and one half of one common share purchase warrant. One whole warrant will entitle the Agent to purchase an additional common shares at a purchase price of $0.65 per share at any time until January 16, 2008.

Pursuant to an agreement (the "Accent Agreement") between the Issuer and Accent Marketing Ltd. ("Accent") dated for reference February 28, 2006, the Issuer has engaged Accent as its European investor relations representative. Pursuant to the Accent Agreement, the Issuer has retained Accent for an initial term of six months, and thereafter on a month to month basis. The Issuer will pay to Accent a fee of 4,500 Euros per month, and has granted to Accent a stock option to purchase up to 150,000 common shares of the Company at an exercise price of $0.80 per share. The options vest as to 25,000 shares every three months commencing on May 28, 2006, and will expire on August 28, 2007, subject to earlier termination in accordance with the terms of the Accent Agreement.

All of the stock options referred to above have been granted pursuant to the stock option plan of the Company which permits the Company to grant options to purchase up to 10% of the Company's issued and outstanding common shares on the date of grant of the options. As at the date of this Offering Document the Company has granted stock options, as set out above, to purchase up to an aggregate of 720,000 common shares in the capital of the Company.


                     SECURITIES OF THE ISSUER HELD IN ESCROW

As at the date hereof, the Issuer has no common shares subject to escrow.


                     PARTICULARS OF ANY OTHER MATERIAL FACTS

LEGAL PROCEEDINGS

The Issuer is not aware of any actual or pending material legal proceedings to which the Issuer is or is likely to be a party or of which any of its business or property interest is or is likely to be subject.

OTHER PROPERTIES

Except as disclosed herein, there are no properties proposed to be acquired by the Issuer for which regulatory approval is not presently being sought.

FINANCIAL POSITION

The liabilities (including bonds, debentures, notes or other debt obligations) of the Issuer have not significantly increased or altered subsequent to the date of the most recent financial statements filed with the securities commissions of the jurisdictions where the Issuer is a reporting issuer.

OTHER MATERIAL FACTS

The Issuer is not aware of any other material facts not previously disclosed herein.


                          CONTRACTUAL RIGHTS OF ACTION

If this Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the Securities Laws of the applicable Participating Jurisdictions, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the agent, who signed the Offering Document, (the "Issuer Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defenses as are available in the Securities Laws of the applicable Participating Jurisdictions, as if the Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in the Securities Laws of the applicable Pa

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.


                        CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Issuer if the purchaser did not purchase the securities from a dealer), receives, not later than two business days after the receipt by the purchaser of the Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under National Instrument 33-105 - UNDERWRITING CONFLICTS or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Issuer.

                            CERTIFICATE OF THE ISSUER

The foregoing, including the documents incorporated by reference constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses by the SECURITIES ACT (British Columbia) or the SECURITIES ACT (Alberta) or the SECURITIES ACT (Saskatchewan), as applicable, and the regulations thereunder.

DATED:  February 23, 2006


/s/ DOUGLAS GOOD                                 /s/ HARVEY LIM
-------------------------------------            ------------------------------
DOUGLAS GOOD                                     HARVEY LIM
President and Chief Executive Officer            Corporate Secretary


                ON BEHALF OF THE BOARD OF DIRECTORS OF THE ISSUER



/s/ ANDREW CARTER                                /s/ GIL LEATHLEY
-------------------------------------            ------------------------------
ANDREW CARTER                                    GIL LEATHLEY
Director                                         Director

                            CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the SECURITIES ACT (British Columbia), the SECURITIES ACT (Alberta) or the SECURITIES ACT (Saskatchewan) of the applicable Participating Jurisdictions as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

DATED:  February 23, 2006


CANACCORD CAPITAL CORPORATION


/s/ MICHAEL G. GREENWOOD
-------------------------------------
MICHAEL G. GREENWOOD
President and Chief Operating Officer